

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Via U.S. Mail

Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
4 North 4th Street
Richmond, VA 23219

> **Re: Massey Energy Company**
> **Schedule 14A Preliminary Proxy Statement**
> **Filed August 5, 2010**
> **File Number 001-07775**

Dear Mr. Grinnan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2: Proposal to Amend and Restate Our Restated Certificate of Incorporation to Eliminate Cumulative Voting, page 9

1.   On page 82 of your Definitive Proxy Statement filed April 16, 2010 in connection with your annual meeting, you stated:

> Cumulative voting gives stockholders a meaningful role in the director election process [and] is universally recognized as protecting stockholder rights. Cumulative voting gives Massey's stockholders unique leverage in voting on the election of directors by allowing stockholders to cast all of their available votes for a single director nominee, thereby enhancing the voting power of minority stockholders.

Expand your disclosure in this Preliminary Proxy Statement in connection with your special meeting to discuss in greater detail how both your Governance and Nominating Committee and Board of Directors determined that the elimination of cumulative voting is advisable, despite diminishing the ability of your minority stockholders to have their voice heard in director elections.

2. We note that you recently amended your Amended and Restated Bylaws to change the vote standard for the election of directors in a non-contested election from a plurality to a majority of the votes cast. For contested elections, the plurality voting standard remains. Expand your disclosure in your Preliminary Proxy Statement to discuss the impact of both retaining and eliminating cumulative voting in your uncontested-majority vote elections and in your contested-plurality vote elections. Disclose whether or not you considered other alternatives, for example, retaining cumulative voting in contested elections only, and if so, why such alternatives were not proposed.

3. As you have maintained a cumulative voting standard since your inception, disclose in sufficient detail why you now feel that "each director should represent the interest of a true majority of stockholders" as disclosed in your Preliminary Proxy Statement in the third paragraph on page 9.

4. On page 83 of your Definitive Proxy Statement in connection with your annual meeting, you stated that the stockholder proposal providing for majority, cumulative voting in uncontested elections "would not necessarily enhance the ability of stockholders to impact the outcome of director elections . . . ." Expand your Preliminary Proxy Statement disclosure to explain in sufficient detail why you now feel, as disclosed in the third and fourth paragraphs on page 9, that cumulative voting would allow a minority stockholder to "influence disproportionately the composition of the Board." We note that in the vast majority of director elections, only board nominated candidates appear on the ballot. We further note that, while cumulative voting may result in minority stockholders impacting the election of a few, but rarely a majority, of the director nominees, the elimination of cumulative voting diminishes the ability of minority stockholders to elect any nominees, and generally provides majority stockholders with the ability to elect the entire board.

5. We note your disclosure in the fourth paragraph on page 9 that "cumulative voting works hand-in-hand with a classified board structure, encouraging bidders who seek to take over the Company to negotiate with the Board when making bids for the Company by making it more difficult to gain control of the Board as part of a hostile transaction." This disclosure is immediately followed by language that cumulative voting would allow a minority stockholder to influence disproportionately the composition of the board. It appears, therefore, that the proposal to eliminate cumulative voting in conjunction with declassifying your board has an anti-takeover effect. Please expand your disclosure to explain why these two proposals together do or do not serve to help you maintain anti-takeover measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tracey L. McNeil at (202) 551-3392, or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief